

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Eduardo Clave
Chief Executive Officer
Dila Capital Acquisition Corp.
1395 Brickell Ave., Ste. 950
Miami, FL 33131

   Re: Dila Capital Acquisition Corp.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed April 29, 2021
    File No. 333-254425

Dear Mr. Clave:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Note 2. Summary of Significant Accounting Policies
Warrant Instruments, page F-10

1. We note your disclosure that you will account for the 5,000,000 warrants (or 5,750,000 warrants if the underwriter's overallotment option is exercised in full) issued as part of the Proposed Public Offering as liabilities due to the fact that the warrants do not meet the criteria for equity treatment based on the guidance in ASC 815 "Derivatives and Hedging". Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the warrants.

  You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please

Eduardo Clave
Dila Capital Acquisition Corp.
May 12, 2021
Page 2

contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance